Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com


SEAN GRABER
Partner
+1.215.963.5598
sgraber@morganlewis.com


May 14, 2015


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re: Winton Diversified Opportunities Fund: Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File Nos. 333-201801 and 811-23028)
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Ladies and Gentlemen:

On behalf of our client, Winton Diversified Opportunities Fund (the "Trust"), we are filing Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 1, under the Investment Company Act of 1940, as amended, to the Trust's registration statement on Form N-2 (the "Filing").

The purpose of the Filing is to respond to comments of the staff of the Securities and Exchange Commission on, and make certain other changes to, the registration statement.

Please contact me at (215) 963-5598 should you have any questions or comments.

Sincerely,

/s/ Sean Graber
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Sean Graber